NASCEND PBC
(the "Company")
a Delaware Public Benefit Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Nascend PBC. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
April 26, 2024

NASCEND PBC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	150,358	97,245
Accounts Receivable	2,500	-
Due from Shareholder	102,269	202,269
Other Current Assets	-	8,067
Total Current Assets	255,127	307,581
Non-Current Assets:		
Intangible Assets - net	124,602	102,303
Fixed Assets - net	-	-
Total Non-Current Assets	124,602	102,303
TOTAL ASSETS	379,729	409,884
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	40,748	53,492
Credit Cards	41,849	17,473
Due to Shareholder	88,253	25,253
Loans Payable - Current Portion	8,657	8,393
Other Current Liabilities	939	858
Total Current Liabilities	180,446	105,469
Non-Current Liabilities:		
Accrued Interest	13,731	18,037
Loans Payable - Noncurrent Portion	500,000	508,657
Total Non-Current Liabilities	513,731	526,694
TOTAL LIABILITIES	694,177	632,163
EQUITY		
Preferred Stock	2	2
Common Stock	2	2
Additional Paid-in Capital	(8,754)	(4,963)
Retained Earnings	(305,699)	(217,320)
TOTAL EQUITY	(314,448)	(222,279)
TOTAL LIABILITIES AND EQUITY	379,729	409,884

NASCEND PBC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues	160,040	8,476
Cost of Services	-	-
Gross Profit	160,040	8,476
Operating Expenses		
Advertising & Marketing	41,340	5,500
Payroll	286,671	64,589
General and Administrative	130,252	34,708
Total Operating Expenses	**458,263**	**104,797**
Total Loss from Operations	**(298,223)**	**(96,322)**
Other Income/Expense		
Grants	250,000	-
Miscellaneous Income/Expense	(5,500)	(121,605)
Interest Expense	-	-
Total Other Income/Expense	**244,500**	**(121,605)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(53,723)**	**(217,926)**
Depreciation Expense	-	2,459
Amortization Expense	34,656	1,893
Net Income (Loss)	**(88,379)**	**(222,279)**

NASCEND PBC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(88,379)	(222,279)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation and Amortization	34,656	10,063
Increase/Decrease in:		
Accounts Receivable	(2,500)	-
Accounts Payable	(12,744)	(46,814)
Credit Cards	24,376	14,447
Other Current Assets	8,067	(8,067)
Other Current Liabilities	80	410
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	51,936	(29,961)
Net Cash provided by (used in) Operating Activities	(36,443)	(252,240)
INVESTING ACTIVITIES	-	-
Increase/Decrease in:		
Fixed Assets	-	402
Intangible Assets	(56,955)	(90,775)
Net Cash provided by (used in) Investing Activities	(56,955)	(90,373)
FINANCING ACTIVITIES		
Increase/Decrease in:		
Due from Shareholder	100,000	(202,269)
Due to Shareholder	63,000	(47,541)
Loans Payable	(8,393)	(6,493)
Accrued Interest	(4,306)	18,037
Member's Capital		275,050
Issuance of Stocks	*(3,791)*	*(4,959)*
Net Cash provided by (used in) Financing Activities	146,511	31,825
Cash at the beginning of period	97,245	408,032
Net Cash increase (decrease) for period	53,113	(310,787)
Cash at end of period	**150,358**	**97,245**

NASCEND PBC STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Preferred Stock		Common Stock		Shareholder Distribution	Member's Capital	APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount					
Beginning balance at 1/1/22			-	-	(275,050)		-	4,959	(270,091)
Additional Paid in Capital							(4,963)		(4,963)
Net Member's Capital & Retained Earnings before conversion	-	-	-	-	(275,050)	-	(4,963)	4,959	(275,054)
Conversion of LLC to Corporation						275,050			275,050
Net Member's Capital & Retained Earnings after conversion	-	-	-	-	(275,050)	275,050	(4,963)	4,959	(4)
Issuance of Stock	234,609	2	234,609	2				-	4
Net income (loss)								(222,279)	(222,279)
Ending balance at 12/31/22	**234,609**	**2**	**234,609**	**2**	**(275,050)**	**275,050**	**(4,963)**	**(217,320)**	**(222,279)**
Issuance of Common Stock			-					-	-
Additional Paid in Capital			-	-			(3,791)	-	(3,791)
Net income (loss)			-	-				(88,379)	(88,379)
Ending balance at 12/31/23	**234,609**	**2**	**234,609**	**2**	**(275,050)**	**275,050**	**(8,753)**	**(305,699)**	**(314,448)**

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Nascend PBC ("the Company") was incorporated on March 4, 2022, in the state of Delaware. On October 19, 2022, the company merged with Nascend LLC, a company organized on September 18, 2016, in the state of Kentucky. The surviving entity became Nascend PBC, with its headquarters situated in Louisville, Kentucky. NASCEND operates as an innovative clinical solution, education, and certification company, leveraging technology to enhance its mission of transforming the quality of care and medical outcomes for opioid-exposed infants (OEI). Its primary customers are located solely in the United States.

The company's approach is grounded in measurable outcomes spanning the continuum of care, from pregnancy to pediatrics, aiming to redirect revenue and achieve critical cost savings across all levels of neonatal intensive care units (NICUs). Nascend PBC specializes in training and certifying hospitals and individual providers responsible for the care of women and infants affected by maternal substance use disorder (SUD). Through data-driven applications and certified evidence-based live, online, and virtual training sessions, NASCEND facilitates the standardization of care for NAS (neonatal abstinence syndrome) and strives to improve outcomes. Their nurse-driven, infant-focused care modalities prioritize comfort and integrate proprietary applications for assessment, treatment, and advanced comfort measures, providing actionable guidelines and resources to standardize and enhance care for nurseries or NICUs.

The Company launched a crowdfunding campaign in January 2024 under regulation CF to raise operating capital and are seeking to extend that campaign beyond April 2024.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $150,358 and $97,245 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

As of December 31, 2023, the Company held $2,500 in accounts receivable, compared to $0 on December 31, 2022. Given the minimal balance and high collectibility of the receivables as assessed by the company, no allowance for doubtful accounts was recognized in 2023.

Capitalized Internal-Use Software Costs

The Company adheres to Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other, regarding the accounting treatment of computer software developed for internal use and web-based product development costs. ASC 350 mandates the capitalization of qualifying computer software costs incurred during the application development stage, with subsequent amortization over the asset's estimated useful life on a straight-line basis.

Preliminary project activities and post-implementation costs are expensed as they are incurred.

In line with these guidelines, the Company has capitalized its trademark, and internal-use software/software development - R&D costs. Trademark and internal-use software costs are amortized on a straight-line basis over their estimated useful lives which are determined by the company. Pertinent amortization details are shown below:

Intangible Asset	Year Acquired	Cost	Accumulated Amortization	Book Value as of 12/31/22	Accumulated Amortization	Book Value as of 12/31/23	Amortization For 2023 and thereafter
Trademark Fees	Prior to 2022	22,465	8,719	13,746	10,617	11,849	1,898
Software Development - R&D costs	2022	96,775	8,218	88,557	18,822	77,953	10,605
Software Development - R&D costs	2023	56,955	-	-	22,154	34,801	22,154
Grand Total	-	**176,195**	**16,937**	**102,303**	**51,593**	**124,602**	**34,656**

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by providing comprehensive training and certification services to hospitals and individual healthcare providers. The Company's payments are generally collected at the time of service or initiation of services.

The Company's primary performance obligation is the delivery of products and services, including access to data-driven applications, certified evidence-based live, online, and virtual training sessions, and proprietary assessment and treatment tools. Revenue is recognized at the time of delivery or completion of services, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of services) for its right to recover products from customers upon settling the refund liability.

<u>Other Income</u>

In 2023, the company received a KAHP grant totaling $250,000, which it utilized to finance its operations.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses include various operational costs, such as those related to accounting, finance, tax, legal, business development, and other miscellaneous expenditures, excluding payments to employees and independent contractors which are separately accounted/classified under Payroll.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the states where it conducts business. Income taxes are accounted for using the asset and liability method, recognizing deferred tax assets and liabilities for the expected future tax consequences of events included in the financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates for the year when these differences are expected to reverse. Any effect of changes in tax rates on deferred tax assets and liabilities is recognized in income in the period of enactment. Deferred tax assets are recognized to the extent that the Company believes they are more likely than not to be realized, considering available evidence such as future reversals of taxable temporary differences, projected taxable income, tax-planning strategies, and recent operational results. Adjustment to the deferred tax asset valuation allowance is made if the Company determines it would be able to realize deferred tax assets in the future in excess of their net recorded amount, reducing the provision for income taxes.

Uncertain tax positions are recorded following ASC 740, where the Company first determines if it is more likely than not that the tax positions will be sustained based on their technical merits. For positions meeting the recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon settlement with the relevant tax authority. The Company does not have any uncertain tax provisions. Its primary tax jurisdictions are the United States and Delaware.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ending December 31, 2022, the Company had an outstanding payable of $25,253 to its CEO and major shareholder, as detailed in Note 5. No formal contract was in place, thus, the payable was considered payable on demand. This amount was paid and settled in 2023.

Additionally, the Company had an outstanding receivable of $202,269 from the same CEO as of December 31, 2022, with no formal contract in place and deemed collectible on demand. Subsequently, a significant portion of this receivable was repaid in 2023, reducing the outstanding balance to $102,269 as of December 31, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company leased its office space in 2023 under a one year operating lease, which is covered by two lease agreements both dated April 3, 2023. These leases require total monthly payments of $950 recorded as operating expenses by the company. The lease has an original maturity date of March 31, 2024, but has been extended and will be renewed in April, 2024.

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

On April 13, 2020, the company signed a note with PNC Bank, National Association, for a principal amount of $71,300 carrying an annual interest rate of 1%. Subsequently, the company requested forgiveness for this loan, totaling $46,411 in principal and $551.78 in interest which was approved and processed on June 16, 2021. Subsequent to the loan forgiveness, the outstanding balance of this Note as of December 31, 2022 amounts to $15,150, which further decreased to $8,657 by December 31, 2023. No accrued interest remained outstanding in both years, as periodic payments were made towards the principal and interest. These monthly payments amounted to a total of $541.07 (applied to principal) and the amount of computed interest based on the outstanding principal balance for that period.

Later in July 2020, the Company signed another Note which is a secured "Note" with the Small Business Administration (SBA) for $108,300. This was later modified to increase to $500,000, with an interest rate of 3.750% per year. Monthly payments of $2,486 begin twenty-four months after the original Note's date, initially covering the interest. Any remaining principal and accrued interest become due and payable thirty years after the Note's issuance, on July 28, 2050. The second modification, dated December 13, 2021, simply increases the loan amount to $500,000, while leaving all other terms unchanged.

Accrued interest for this loan totaled $18,037 as of December 31, 2022, and $13,731 as of December 31, 2023.

The company received a loan of $25,253 from its CEO and major shareholder on October 19, 2022. An additional $63,000 was received during the year, increasing the outstanding balance to $88,253 as of December 31, 2023. The company did not accrue any interest on this loan in either 2022 or 2023.

NOTE 6 – EQUITY

The Company is authorized to issue 10,000,000 common shares with a par value of $0.00001 per share. As of December 31, 2022 and December 31, 2023, 234,609 shares had been issued and were outstanding.

On April 21, 2023, the company amended its Articles of incorporation to authorize the issuance of preferred stocks at a ratio of one preferred share for each outstanding common stock. Consequently, in addition to the 234,609 common stocks already outstanding, the company issued an equivalent number of preferred stocks. Thus, as of December 31, 2023, 234,609 common stocks and 234,609 preferred stocks were issued and outstanding.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 26, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.